UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, November 7, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Re.: Bradesco acquires Zogbi Financial Institutions

Banco Bradesco S.A. (Bradesco), in conformity with the provisions of CVM Instruction # 358, of 1.3.2002, hereby notifies its shareholders, clients and the market that on 11.6.2003, it entered into a “Private Agreement for the Purchase of Equity Investments and Other Covenants” with the controlling shareholders of Banco Zogbi S.A. through its subsidiary Banco Finasa S.A. (Finasa), registered with the National Corporate Taxpayers’ Registry under CNPJ 57.561.615/0001-04, for the purpose of acquiring all of its capital and that of the companies Promovel Empreendimentos e Serviços Ltda., Zogbi Leasing S.A. Arrendamento Mercantil and Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda. (Zogbi Institutions), for the amount of R$ 650 million.

The Zogbi Institutions have been operating with financing for the last 40 years, maintaining a strong presence in the areas of consumer finance, credit cards and automobile finance.

Thus, this acquisition represents an important strategic move by Bradesco in a segment with significant growth potential. The activities of the Zogbi Institutions strongly complement those developed by Finasa and the Postal Bank, and their integration will permit the strengthening of Bradesco, with immediate expansion in these segments throughout Brazil providing an opportunity for economy of scale and maximizing the return on investments of its shareholders.

In addition, the client base of Zogbi Institutions will enable Bradesco to increase the portfolio of retail products offered, ranging from checking account to insurance, pension plans and savings bonds.

On September 30, 2003, Zogbi Institutions summed Total Assets of R$ 833 million, Loan Portfolio of R$ 520 million, Shareholders’ Equity of R$ 335 million. Zogbi Institutions also hold an excellent operating platform that includes:

  1,5 million active customers and around 4 million registered customers;

  1,2 million cards;

  67 own stores for consumer financing and more than 11 thousand affiliated establishments, enabled to operate in Direct Consumer Credit (Crédito Direto ao Consumidor - CDC) and Card products;

  Integrated operating systems, developed over the last 20 years using a high technology platform, and, with strong growth potential;

  Group of professionals with solid knowledge in this market;

  Strong experience in the concession of loans to low income customers;

  Operations concentrated in the State of São Paulo.

The operation is subordinated to the approval of the proper authorities and the conclusion of a due diligence during the month of November 2003.

All the services offered by the Zogbi Institutions to their customers will continue to be operated as usual.

Cordially,
Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.